ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

5 December 2007

Director/PDMR Shareholding

Reed Elsevier has received notification that Mr Patrick Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, undertook the following transactions in the ADRs of Reed Elsevier PLC and Reed Elsevier NV today:

(i)	Sold 6,537 Reed Elsevier PLC ADRs at an average price of $49.94 per ADR.

(ii)	Sold 8,855 Reed Elsevier NV ADRs at an average price of $36.77 per ADR.

As a consequence of these transactions, Mr Tierney’s interests in the ordinary share capital of Reed Elsevier is now:

62,416 Reed Elsevier PLC ordinary shares; and

41,448 Reed Elsevier NV ordinary shares.